Amend

8/20/15

15027366

SECU SION

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ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8- 50322

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/1/14 (MM/DD/YY) AND ENDING 5/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BKD Corporate Finance LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 31 2015
DIVISION OF TRADING & MARKETS

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsonAllen LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

8/20/15

AB

BKD
Corporate Finance, LLC

910 E. St. Louis Street // P.O. Box 2025 // Springfield, MO 65801-2025
417.869.8588 // 800.644.1704 // fax 417.866.5617 // bkdcorporatefinance.com

July 1, 2015

SEC Headquarters
100 "F" Street, NE
Washington, DC 20549

SEC Chicago Regional Office
175 W. Jackson Boulevard, Suite 900
Chicago, IL 60604

Financial Industry Regulatory Authority
12 Wyandotte Plaza
120 West 12th Street, Suite 800
Kansas City, MO 64105-1930

RECEIVED
2015 JUL 31 PM 12: 21
SEC / MR

RE: EXEMPTION REPORT pursuant to SEC Rule 17a-5(d)(4}

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- BKD Corporate Finance, LLC is a broker/dealer registered with the SEC and FINRA.
- BKD Corporate Finance, LLC claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of June 1, 2014 through May 31, 2015.
- BKD Corporate Finance, LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:
    - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to designated as "Special Account for the Exclusive Benefit of Customers of BKD Corporate Finance, LLC.

- BKD Corporate Finance, LLC has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of June 1, 2014 through May 31, 2015, without exception.

The above statements are true and correct to the best of my and the Firm's knowledge.

Sincerely,

Anthony M. Giordano
President

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